UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            Chaparral Resources, Inc.
                            -------------------------
                                (Name of Issuer)

                           Warrants to Purchase Shares
                  of Common Stock, Par Value $0.0001 Per Share
                  --------------------------------------------
                         (Title of Class of Securities)

                                    159420207
                                    ---------
                                 (CUSIP Number)



                               Miss J. E. Munsiff
                                  Shell Centre
                                 London SE1 7NA
                                     England
                           Tel.: +44 (0) 207 934-3080

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 8, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [__]

                                  SCHEDULE 13D

---------------------------------               --------------------------------
 CUSIP No. 159420207                                Page 2 of 12 Pages
---------------------------------               --------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Shell Capital Limited
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [__]
                                                                   (b) [__]
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS
           OO
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                [__]
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
           England
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES       7      SOLE VOTING POWER
BENEFICIALLY                    0
OWNED BY EACH         ------- --------------------------------------------------
REPORTING PERSON       8      SHARED VOTING POWER
WITH                            146,693 (consisting of Shares issuable upon
                                exercise of Warrants)
                      ------- --------------------------------------------------
                       9      SOLE DISPOSITIVE POWER
                                0
                      ------- --------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                146,693 (consisting of Shares issuable upon
                                exercise of Warrants)
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         146,693 (consisting of Shares issuable upon exercise of Warrants)
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                [__]
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           15.0%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

          CO
-------- -----------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------               --------------------------------
 CUSIP No. 159420207                                Page 3 of 12 Pages
---------------------------------               --------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           The Shell Petroleum Company Limited
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [__]
                                                                   (b) [__]
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS
           OO
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                [__]
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
           England
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES       7      SOLE VOTING POWER
BENEFICIALLY                    0
OWNED BY EACH         ------- --------------------------------------------------
REPORTING PERSON       8      SHARED VOTING POWER
WITH                            146,693 (consisting of Shares issuable upon
                                exercise of Warrants)
                      ------- --------------------------------------------------
                       9      SOLE DISPOSITIVE POWER
                                0
                      ------- --------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                146,693 (consisting of Shares issuable upon
                                exercise of Warrants)
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         146,693 (consisting of Shares issuable upon exercise of Warrants)
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                [__]
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           15.0%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

          HC
-------- -----------------------------------------------------------------------

Item 1.  Security and Issuer

This statement on Schedule 13D relates to warrants (the "Warrants") to purchase 146,693 shares of the common stock, par value $0.0001 per share (the "Common Stock"), of Chaparral Resources, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 16945 Northchase, Suite 1440 Houston, Texas, 77060.

Item 2.  Identity and Background

This statement on Schedule 13D is being filed by Shell Capital Limited and The Shell Petroleum Company Limited (collectively, the "Reporting Persons").

Shell Capital Limited is a wholly-owned subsidiary of The Shell Petroleum Company Limited. The principal business of Shell Capital Limited is investment activities, whether directly or through subsidiaries established for the purpose of making particular investments. Shell Capital Limited is organized under the laws of England and the address of its principal place of business is Shell Centre, London SE1 7NA, England.

The Shell Petroleum Company Limited is a holding company. Its principal business is to hold all the shares in certain service companies of the Royal Dutch/Shell Group of companies (the "Group") and directly or indirectly hold interests in certain Group operating companies engaged in various branches of the business of oil, natural gas, chemicals, power generators, renewable resources and coal as well as other businesses of the Group. The main business of the service companies is to provide advice and services to certain other Group and associated companies. The Shell Petroleum Company Limited is organized under the laws of England and the address of its principal place of business is Shell Centre, London SE1 7NA, England.

The shares of The Shell Petroleum Company Limited are owned 60% by N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) and 40% by The "Shell" Transport and Trading Company, p.l.c. ("Shell
Transport"). This Schedule 13D does not describe these entities because as parent companies, Shell Transport and Royal Dutch Petroleum Company do not themselves engage in operational activities and they exercise no material influence over the voting or disposition of the securities covered by this
Schedule 13D except to the extent that they may have officers and directors in common with the Reporting Persons described above.

The attached Schedule A is a list of the executive officers and directors of the Reporting Persons which contains the following information with respect to each such Reporting Person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
(iv) citizenship.

During the last five years, none of the Reporting Persons, nor any executive officer, director or controlling person of any Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

A loan agreement dated November 1, 1999, as supplemented by a supplemental agreement dated February 10, 2000 (the "Loan Agreement") has been executed between the Issuer as borrower, Central Asian Petroleum (Guernsey) Limited, Central Asian Petroleum, Inc. and Closed Type JSC Karakudukmunay as co-obligors, Shell Capital Services Limited, Shell Capital Limited and any financial institutions and other entities to which Shell Capital Limited transfers any part of its participation in the loan facilities from time to time as lenders. Pursuant to the Loan Agreement, the lenders thereunder made available to the Issuer loan facilities in an aggregate amount of $24,000,000 (the "Loan Facilities"), conditional on the satisfaction of certain conditions precedent, to be repaid in full by September 30, 2004. The Law Debenture Trust Corporation p.l.c., acting as trustee for Shell Capital Limited and the other lenders, has been granted security interests (including pledges of shares of Central Asian Petroleum, Inc., Central Asian (Guernsey) Limited and Closed Type JSC Karakudukmunay) over certain of the assets of the Issuer and its subsidiaries pursuant to the Loan Agreement. To finance fundings under the Loan Agreement, Shell Capital Limited will use funds borrowed from affiliated Group companies.

As a condition precedent to the funding of the Loan Agreement, the Issuer entered into a warrant agreement (the "Warrant Agreement") with Shell Capital Limited on February 8, 2000. Pursuant to the Warrant Agreement, the Issuer granted to Shell Capital Limited the Warrants (as defined in Item 1 above) representing the right to acquire 15% of the share capital of the Issuer, exercisable at a price per share of $15.45, subject to adjustment in accordance with the terms of the Warrant Agreement. The Warrant Agreement is attached hereto as Exhibit A. The Warrants are exercisable at any time during a period of five years beginning upon the earlier of (i) the date of completion of the development project of the Karakuduk Oil Field in the Republic of Kazakhstan, as envisaged under the terms of the Loan Agreement, and (ii) September 30, 2001.

Item 4.  Purpose of the Transaction

Shell Capital Limited acquired the Warrants in connection with its undertaking to underwrite and participate in the funding of the Loan Agreement as described in Item 3. The proceeds of the loan facilities will be used to finance the further development of an oil field project in the Republic of Kazakhstan. In addition, it is a condition precedent in the Loan Agreement that the Issuer undertakes to nominate as director of the Issuer, on a best efforts basis, a nominee identified by Shell Capital Services Limited (a company in the Group and a wholly-owned subsidiary of The Shell Petroleum Company Limited) for the period during which the loan arrangement remains in place. Furthermore, pursuant to the terms of the Loan Agreement, the Issuer undertakes, on a best efforts basis, to complete a rights offering for no less than US$6 million on or before June 30, 2000. The foregoing summary of the Warrant Agreement and Loan Agreement is qualified in its entirety by reference to Exhibits A, B and C, respectively, which are hereby incorporated by reference.

Except as set forth in the preceding paragraph, and as otherwise contemplated by the Warrant Agreement (attached hereto as Exhibit A) and the Loan Agreement, as supplemented by a supplemental agreement (attached hereto as Exhibits B and C, respectively), none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has any current plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto, or other actions which may impede the acquisition of the control of the Issuer by any Person; (h) any of the Issuer's securities being de-listed from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) any of the Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons may in the future determine to acquire additional Common Stock or to dispose of Common Stock.

Item 5.  Interest in Securities of the Issuer

(a) Reference is made to the applicable cover page for each Reporting Person for information concerning (i) the number of shares of Common Stock beneficially owned by such Reporting Person, and (ii) the percentage of outstanding Common Stock beneficially owned by such Reporting Person, in each case as of the date of this filing.

(b) Reference is made to the applicable cover page for each Reporting Person for information concerning beneficial ownership of shares of Common Stock as to which such Reporting Person has sole power to vote or to direct the vote, shared power to vote or direct the vote, sole or shared power to dispose or to direct the disposition, in each case as of the date of this filing.

(c) During the past sixty days, none of the Reporting Persons acquired or disposed of beneficial ownership of Common Stock except as described herein.

(d) No person other than the Reporting Persons has the right to receive dividends on the Common Stock issuable upon exercise of the Warrants beneficially owned by the Reporting Persons described in this Schedule 13D and proceeds from the sale thereof.

(e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Warrant Agreement provides for certain registration rights and certain co-sale rights in favor of Shell Capital Limited relating to the Common Stock underlying the Warrants. See also Items 3 and 4. The foregoing summary of the Warrant Agreement is qualified in its entirety by reference to Exhibit A, which is hereby incorporated by reference.

Other than as set forth above, neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named in Schedule A to this statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits:

Exhibit A -    Warrant  Agreement,  dated  February  8, 2000  between  Chaparral
               Resources, Inc. and Shell Capital Limited.

Exhibit B -    Loan  Agreement,  dated as of 1 November,  1999,  among Chaparral
               Resources,  Inc.,  Central Asian  Petroleum  (Guernsey)  Limited,
               Central Asian Petroleum,  Inc.,  Closed Type JSC  Karakudukmunay,
               Shell  Capital   Services   Limited  and  Shell  Capital  Limited
               (incorporated herein by reference to Form 8-K (Current Report for the period ending October 25, 1999) filed by the Issuer with the Securities and Exchange Commission on November 17, 1999).

Exhibit C -    Supplemental  Agreement,  dated  10  February  2000  to the  Loan
               Agreement set out in Exhibit B, among Chaparral Resources,  Inc.,
               Central  Asian  Petroleum   (Guernsey)  Limited,   Central  Asian
               Petroleum,  Inc., Closed Type JSC  Karakudukmunay,  Shell Capital
               Services Limited and Shell Capital Limited.

Exhibit D -    Agreement to Joint Filing of The Shell Petroleum Company Limited.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2000

                              SHELL CAPITAL LIMITED



                               /s/ Stephen Murley Garfield Hodge
                              ------------------------------------
                              Name:   Stephen Murley Garfield Hodge
                              Title:  Director

                                                                      SCHEDULE A


I.   Shell Capital Limited

Each person named below is a director and/or executive officer of Shell Capital Limited, whose principal business is described above in Item 2.


NAME              BUSINESS ADDRESS      OCCUPATION                 CITIZENSHIP
--------------    ----------------      ----------------------     -----------
Stephen Murley    Shell Centre          Member of the Board of     British
Garfield Hodge    London SE1 7NA        Directors of Shell
                                        Capital Limited; Group
                                        Treasurer
                                        Shell International
                                        Limited


Michael Patrick   Shell Centre          Member of the Board of     British
Treanor           London SE1 7NA        Directors of Shell
                                        Capital Limited; Chief
                                        Executive Officer
                                        Shell Capital Limited

II.   The Shell Petroleum Company Limited

Each person named below is a director of The Shell Petroleum Company Limited, whose principal business is described above in Item 2.

NAME               BUSINESS ADDRESS      OCCUPATION                CITIZENSHIP
--------------    ----------------      ----------------------     -----------
Mr Hendrikus de    Carel van             Retired Former            Dutch
Ruiter             Bylandtlaan 30        Executive
                   2596 HR The Hague     Royal Dutch Petroleum
                                         Company


Sir Peter Fenwick  Shell Centre          Retired Former            British
Holmes             London SE1 7NA        Executive
                                         The "Shell" Transport
                                         and Trading Company,
                                         p.l.c.


Sir John           Shell Centre          Retired Former            British
Southwood Jennings London SE1 7NA        Executive
                                         The "Shell" Transport
                                         and Trading Company,
                                         p.l.c.


Mr Mark            Shell Centre          Chairman & Managing       British
Moody-Stuart       London SE1 7NA        Director
                                         The "Shell" Transport
                                         and Trading Company,
                                         p.l.c.


Mr Henricus        Carel van             Managing Director         Dutch
Josephus Maria     Bylandtlaan 30        Royal Dutch Petroleum
Roels              2596 HR The Hague     Company


Mr Paul David      Shell Centre          Managing Director         British
Skinner            London SE1 7NA        The "Shell" Transport
                                         and Trading Company,
                                         p.l.c.


Mr Maarten Albert  Carel van             President                 Dutch
van den Bergh      Bylandtlaan 30        Royal Dutch Petroleum
                   2596 HR The Hague     Company


Mr Jeroen van der  Carel van             Managing Director         Dutch
Veer               Bylandtlaan 30        Royal Dutch Petroleum
                   2596 HR The Hague     Company


Mr Jean Marie      Carel van             Retired Former            Dutch
Hubert van         Bylandtlaan 30        Executive
Engelshoven        2596 HR The Hague     Royal Dutch Petroleum
                                         Company


Mr Lodewijk        Carel van             Retired Former            Dutch
Christiaan van     Bylandtlaan 30        Executive
Wachem             2596 HR The Hague     Royal Dutch Petroleum
                                         Company


Mr Philip          Shell Centre          Managing Director         British
Beverley Watts     London SE1 7NA        The "Shell" Transport
                                         and Trading Company,
                                         p.l.c.


The person named below is an executive officer of The Shell Petroleum Company Limited, whose principal business is described above in Item 2.

NAME               BUSINESS ADDRESS      OCCUPATION                CITIZENSHIP
--------------    ----------------      ----------------------     -----------
Miss Jyoti Eruch   Shell Centre          Company Secretary         British
Munsiff            London SE1 7NA        The Shell Petroleum
                                         Company Limited

                                  EXHIBIT INDEX



Exhibit No.                  Description

      A                      Warrant Agreement

      B                      Loan Agreement

      C                      Supplemental Agreement to the Loan Agreement, dated
                             10 February, 2000

      D                      Agreement to Joint Filing of The Shell Petroleum
                             Company Limited

                                                                       EXHIBIT A





                                Warrant Agreement

================================================================================








                                WARRANT AGREEMENT



                                     BETWEEN



                            CHAPARRAL RESOURCES, INC.



                                       AND



                              SHELL CAPITAL LIMITED



                          DATED AS OF February 8, 2000




================================================================================

                                  WHITE & CASE

                                  7-11 Moorgate
                                 London EC2R 6HH

         WARRANT AGREEMENT (this "Agreement") dated as of February 8, 2000, between CHAPARRAL RESOURCES, INC., a Delaware corporation (the "Company"), and SHELL CAPITAL LIMITED a company organised and existing under the laws of England (the "Purchaser") and its assignees or designees (the "Holder").

                              W I T N E S S E T H:

         WHEREAS, the Company has entered into a Loan Agreement dated November 1, 1999 (the "Loan Agreement") between the Company, Central Asian Petroleum (Guernsey) Limited, Central Asian Petroleum, Inc. and Closed Type JSC Karakudukmunay, as the Co-Obligors, Shell Capital Limited ("Shell") as the Facility Agent, Shell Capital Services Limited as the Arranger, Shell as the Modeller and the Lenders (each such term as defined in the Loan Agreement); and

         WHEREAS, in order to induce Shell to enter into the Loan Agreement, the Company has authorized the issuance of the warrants (the "Warrants") which are exercisable, pursuant to their terms and conditions, for shares of common stock par value $.0001 per share of the Company.

         NOW, THEREFORE, in consideration of the premises and the mutual agreements set forth in this Agreement, the parties hereto agree as follows:

         1. DEFINITIONS.

         "Commencement Date" means the earlier of

         (a)      the Project Completion Date; and

         (b)      September 30, 2001.

         "Commission" means the Securities and Exchange Commission.

         "Common Stock" means

          (a) the class of stock designated as common stock in the certificate of incorporation of the Company as amended as of the date of this Agreement; or

          (b) any other class of stock resulting from successive changes or reclassifications of such Common Stock consisting solely of changes in par value, or from par value to no par value or from no par value to par value.

         "Common Stock Exercise Price" has the meaning provided in Section 2.

         "Employee Stock Options" means up to fifteen percent (15%) of the Common Stock of the Company issuable or issued in connection with incentive or non-qualified stock options or grants to directors, officers and consultants of the Company or the Co-Obligors (as defined in the Loan Agreement).

         "Event of Default" has the meaning provided in the Loan Agreement.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended.

         "Excluded Warrants" means the Warrants to acquire shares of the Company held by each of Allen & Company Incorporated and Whittien Ventures, L.L.C.

         "Expiration Date" means the fifth anniversary of the Commencement Date.

         "Holder(s)" means the Purchaser (so long as it holds any Warrants or Warrant Shares) and any other registered holder(s) of any of the Warrants or Warrant Shares.

         "Independent Financial Expert" means a nationally recognized appraiser or investment banking firm that does not (and whose affiliates do not) have a direct or indirect financial interest in the Company, the Holder (other than in its trading accounts or as a participating underwriter in an offering of securities) or any of the shareholders of the Company, that has not been, and at the time it is called upon to determine Market Price (or any of the other valuations referred to in Section 11), is not (and none of whose affiliates is) a promoter, director or officer of the Company or any of its affiliates or the Holder or an underwriter with respect to any of the securities of the Company, and that has not provided any advice or opinions to the Company during the two years prior to the date it is called upon to serve as Independent Financial Expert, except as an Independent Financial Expert pursuant to this Agreement.

         "Loan Agreement" has the meaning provided in the first Whereas clause.

         "Majority" means in excess of fifty percent (50%) of the then outstanding Warrants or Warrant Shares that (i) are not held by the Company or any of its affiliates, officers, creditors, employees, or agents or any of their respective affiliates, members of their family, persons acting as nominees or in conjunction with any of them or (ii) have not been resold to the public pursuant to a registration statement filed with the Commission under the Securities Act.

         "Market Price" means at any date, the last reported sale price, or, in case no such reported sale takes place on such day, the average of the last reported sale prices for the last three (3) trading days, in either case as officially reported by the principal securities exchange on which the Common Stock is listed or admitted to trading, or, if the Common Stock is not listed or admitted to trading on any national securities exchange, the average closing sale price as furnished by the NASD through NASDAQ or similar organization if NASDAQ is no longer reporting such information, or if the Common Stock is not quoted on NASDAQ, the OTC Electronic Bulletin Board, or as determined by an Independent Financial Expert selected by the Holders holding a Majority of the Warrants or Warrant Shares, and reasonably acceptable to the Company.

         "NASDAQ" means The NASDAQ Stock Market Inc.

         "Person" means an individual, a corporation, a limited liability company, a company, a voluntary association, a general partnership, a limited partnership, a trust, an unincorporated organization or a government or any agency, instrumentality or political subdivision of a government.

        "Project   Completion  Date"  has  the  meaning  provided  in  the  Loan
Agreement.

         "Requesting Holders" has the meaning provided in Section 9.3.

         "Securities Act" means the Securities Act of 1933, as amended.

         "Surrender" has the meaning provided in Section 5.

         "Transfer Agent" has the meaning provided in Section 14.

         "United States Dollars" means the national currency of the United States of America;

         "Warrant Certificates" means the certificates evidencing the Warrants.

         "Warrant Shares" means all the shares of Common Stock issuable or issued upon the exercise of the Warrants.

         "Warrants" has the meaning provided in the second Whereas clause.

         2. GRANT. Subject to the terms of this Agreement, the Holder will have the right, which may be exercised at any time between the Commencement Date and the Expiration Date, to purchase up to 146,693 shares of Common Stock representing fifteen percent (15%) of the issued Common Stock of the Company at the time of such purchase, par value $ .0001 per share, of the Company. The price at which the Warrants are exercisable (subject to adjustment as provided in Section 11) is $15.45 per share (the "Common Stock Exercise Price"). Each Warrant not exercised by 5:00 p.m., Houston time on the Expiration Date will become void and all rights under and in respect of such Warrants under this Agreement will cease as of such time; provided that the occurrence of the Expiration Date will not relieve the Company of any obligation to the Holder which arose pursuant to the terms of this Agreement prior to such date.

         3. WARRANT CERTIFICATES. The Warrant Certificates delivered and to be delivered pursuant to this Agreement are in the form set forth in Exhibit A, with such appropriate insertions, omissions, substitutions, and other variations as required or permitted by this Agreement.

         4. REGISTRATION OF WARRANT. The Warrants will be numbered and will be registered on the books of the Company when issued.

         5. EXERCISE OF WARRANT. A Warrant may be exercised, upon surrender to the Company at its address set forth on the signature pages of this Agreement, of the Warrant Certificate or Warrant Certificates to be exercised with the annexed Purchase Form duly executed, together with payment to the Company of the Common Stock Exercise Price for the number of shares of Common Stock purchased (collectively, the "Surrender"). The Holder will pay the aggregate Common Stock Exercise Price by wire transfer to an account designated by the Company. Upon the Surrender, the Holder will be entitled to receive a certificate or certificates for the shares of Common Stock so purchased. The rights represented by each Warrant Certificate are exercisable at the option of the Holder in whole or in part, provided that such exercise is in respect of at least five percent (5%) of the Warrant Shares. In the case of the purchase of less than all of the shares purchasable under any Warrant Certificate, the Company will cancel that Warrant Certificate upon its surrender and will execute and deliver a new Warrant Certificate of like tenor for the balance of the shares of Common Stock which may be purchased pursuant to that Warrant Certificate.

         6. ISSUANCE OF CERTIFICATES. The issuance of certificates for Common Stock underlying each Warrant will be made (and in any event within ten (10) business days) after the exercise of the Warrant without charge to the Holder including, without limitation, any tax or other governmental charges (including all documentary stamp taxes, but excluding income taxes payable by a Holder) which may be payable in respect of the issuance of such certificates, and such certificates will (subject to the provisions of Sections 7 and 9) be issued in the name of, or in such names as may be directed by, the Holder; provided that the Company will not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any such certificates in a name other than that of the Holder and the Company will not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance of such certificates has paid to the Company the amount of such tax or has established to the satisfaction of the Company that such tax has been paid.

         The Warrant Certificates and the certificates representing the Common Stock issued upon exercise of the Warrants must be executed on behalf of the Company by the manual or facsimile signature of a duly authorized officer of the Company. Warrant Certificates will be dated the date of execution by the Company upon initial issuance, division, exchange, substitution or transfer.

         7. TRANSFER OF WARRANT. The Warrants are transferable only on the books of the Company maintained at its principal office, where its principal office may then be located, upon delivery of the Warrant Certificate duly endorsed by the Holder or by its duly authorized attorney-in-fact or representative accompanied by proper evidence of succession, assignment or authority to transfer; provided, however, that the Purchaser may only transfer Warrants to affiliates of such Purchaser or any successor thereof. Upon any registration of transfer, the Company will execute and deliver the new Warrant Certificate to the person entitled to it.

         8. NOTICE OF EXPIRATION. The Company will, upon request of any Holder as reflected in the books and records of the Company, give written notice of the Expiration Date. Such notice must be delivered not less than ten (10) days after such request is made.

         9. REGISTRATION RIGHTS. Nothing contained in this Agreement shall be construed as requiring the Holder(s) to exercise their Warrants prior to the initial filing of any registration statement or its effectiveness.

         9.1 RESTRICTIVE LEGENDS. Each Warrant Certificate and each certificate representing the Warrant Shares will bear the following legend unless (a) such Warrant or Warrant Shares are distributed to the public or sold to underwriters for distribution to the public pursuant to this Section 9 or otherwise pursuant to a registration statement filed under the Securities Act, or (b) the Company has received an opinion of counsel, in form and substance reasonably satisfactory to counsel for the Company, that such legend is unnecessary for any such certificate:

                    THE SECURITES REPRESENTED BY THIS CERTIFICATE AND THE OTHER SECURITIES ISSUABLE UPON EXERCISE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE OFFERED OR SOLD, EXCEPT PURSUANT TO (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 (THE "ACT"), (II) TO THE EXTENT APPLICABLE, RULE 144 UNDER THE ACT (OR ANY SIMILAR OR SUCCESSOR RULE UNDER THE ACT RELATING TO THE DISPOSITION OF SECURITIES), OR (III) AN OPINION OF COUNSEL, IF SUCH OPINION SHALL BE REASONABLY SATISFACTORY TO COUNSEL FOR THE ISSUER, THAT AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT IS AVAILABLE.

                    THE TRANSFER OR EXCHANGE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS RESTRICTED IN ACCORDANCE WITH THE WARRANT AGREEMENT BETWEEN CHAPARRAL RESOURCES, INC. AND SHELL CAPITAL LIMITED DATED AS OF FEBRUARY 8, 2000, AS THE SAME MAY BE AMENDED, MODIFIED OR SUPPLEMENTED FROM TIME TO TIME.

         9.2 PIGGYBACK REGISTRATION. If the Company proposes to register any of its securities under the Securities Act, it will give written notice, at least thirty (30) days prior to the filing of a registration statement pursuant to the Securities Act, to the Holders of its intention to do so. If the Holders notify the Company within ten (10) business days of receipt of any such notice of their desire to include any of their Warrants and Warrant Shares in such proposed registration statement, the Company shall afford the opportunity to have any of their Warrants and Warrant Shares registered under such registration statement. In the event that the managing underwriter for the said offering advises the Company in writing that in its opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without causing a diminution in the offering price or otherwise adversely affecting the offering, the Company will include in such registration

         (a) FIRST, the securities the Company proposes to sell; and

         (b) SECOND, the Warrants, Warrant Shares and other securities of the Company requested to be included in such registration which in the opinion of such underwriter can be sold, pro rata among the holders on the basis of the number of Warrants, Warrant Shares or other securities requested to be registered by such holders.

         Notwithstanding the provisions of this Section 9.2, the Company shall have the right at any time after it has given written notice pursuant to this
Section 9.2 (irrespective of whether a written request for inclusion of any such securities has been made) to elect not to file any such proposed registration statement or to withdraw the same after the filing but prior to the effective date thereof.

         9.3      DEMAND REGISTRATION.

         (a) The Holders representing a Majority of the Warrants and Warrant Shares shall have the right (which right is in addition to the registration rights under Section 9.2), exercisable by written notice to the Company, to have the Company prepare and file with the Commission, on one occasion, a registration statement and such other documents, including a prospectus, as may be necessary in the opinion of both counsel for the Company and counsel for the Holders, in order to comply with the provisions of the Securities Act, so as to permit a public offering and sale by such Holders and any other Holders who notify the Company within fifteen (15) days after the Company mails notice of such request pursuant to Section 9.3(b) (collectively, the "Requesting Holders") of their Warrants and Warrant Shares for the earlier of (i) six (6) consecutive months or (ii) until the sale of all of the Warrants and Warrant Shares requested to be registered by the Requesting Holders. Registration and all costs incidental to such registration shall be at the expense of the Company.

         (b) The Company shall give written notice of any registration request under this Section 9.3 by any Holder or Holders representing a Majority of the Warrants and Warrant Shares to all other Holders of the Warrants and the Warrant Shares within ten (10) days from the date of the receipt of any such registration request.

         (c) In addition to the registration rights under Section 9.2 and subsection (a) of this Section 9.3, the Holders of a Majority of the Warrants and Warrant Shares shall have the right on one occasion, exercisable by written request to the Company, to have the Company prepare and file with the Commission a registration statement so as to permit a public offering and sale by such Holders of their Warrants and Warrant Shares for the earlier of (i) six (6) consecutive months or (ii) until the sale of all of the Warrant Shares requested to be registered by such Holders; provided, however, registration and all costs incidental to such registration shall be shared equally between the Holder or Holders making such request and the Company. If the Holders have exercised their rights under Section 9.3(a) then the Holders may not exercise their rights under this Section 9.3(c) for a period of six (6) months following the effective date of any registration statement filed pursuant to Section 9.3(a).

         (d) In addition to the registration rights under Section 9.2 and subsections (a) and (c) of this Section 9.3, the Holders of a Majority of the Warrants and Warrant Shares shall have the right on one occasion, exercisable by written request to the Company, to have the Company prepare and file with the Commission a registration statement so as to permit a public offering and sale by such Holders of their Warrants and Warrant Shares for the earlier of (i) six
(6) consecutive months or (ii) until the sale of all of the Warrant Shares requested to be registered by such Holders; provided, however, registration and all costs incidental to such registration shall be at the expense of the Holder or Holders making such request. If the Holders have exercised their rights under
Section 9.3(a) or Section 9.3(c) then the Holders may not exercise their rights under this Section 9.3(d) for a period of six (6) months following the effective date of any registration statement filed pursuant to Section 9.3(a) or 9.3(c).

         (e) Notwithstanding anything to the contrary contained in this Agreement, if the Company has not filed a registration statement for the Warrants and Warrant Shares within the time period specified in Section 9.4(a) pursuant to the written notice specified in Section 9.3(a), 9.3(c) or 9.3(d) of the Holders of a Majority of the Warrants and Warrant Shares, the Company shall repurchase (i) any and all Warrant Shares at the higher of the Market Price per share of Common Stock on (A) the date of the notice sent pursuant to Section 9.3(a), 9.3(c) or 9.3(d), as the case may be, or (B) the expiration of the period specified in Section 9.4(a) and (ii) any and all Warrants at such Market Price less the Common Stock Exercise Price of such Warrant. Such repurchase shall be in immediately available funds and shall close within two (2) days after the later of (i) the expiration of the period specified in Section 9.4(a) or (ii) the delivery of the written notice of election specified in this Section 9.3(e).

         9.4  COVENANTS  OF  THE  COMPANY  WITH  RESPECT  TO  REGISTRATION.   In
connection with any registration under Sections 9.2 or 9.3, the Company will:

         (a) use its best efforts to file a registration  statement within sixty
(60) days of receipt of any demand pursuant to Section 9.3, and to have any registration statements declared effective at the earliest possible time, and will furnish each Holder desiring to sell Warrant Shares such number of prospectuses as shall reasonably be requested;

         (b) pay all reasonable costs, fees and expenses (excluding: (i) fees and expenses of Holder(s); and (ii) any underwriting or selling commissions) in connection with all registration statements filed pursuant to Sections 9.2, 9.3(a) and to the extent provided in 9.3(c), including, without limitation, the Company's legal and accounting fees, printing expenses, blue sky fees and expenses;

         (c) take all action which may be required in qualifying or registering the Warrant Shares included in a registration statement for offering and sale under the securities or blue sky laws of such states as reasonably are requested by the Holder(s), provided that the Company shall not be obligated to execute or file any general consent to service of process or to qualify as a foreign corporation to do business under the laws of any such jurisdiction;

         (d) indemnify the Holder(s) of the Warrant Shares to be sold pursuant to any registration statement and each person, if any, who controls such Holders within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act, against all loss, claim, damage, expense or liability (including all expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) to which any of them may become subject under the Securities Act, the Exchange Act or otherwise, arising from such registration statement;

         (e) not permit the inclusion of any securities other than the Warrants and Warrant Shares to be included in any registration statement filed pursuant to Section 9.3, or permit any other registration statement to be or remain effective during the effectiveness of a registration statement filed pursuant to
Section 9.3, without the prior written consent of the Holders of a Majority of Warrants and Warrant Shares or as otherwise required by the terms of any existing registration rights granted prior to the date of this Agreement by the Company to the holders of any of the Company's securities;

         (f) furnish to each Holder participating in the offering and to each underwriter, if any, a signed counterpart, addressed to such Holder or underwriter, of (i) an opinion of counsel to the Company, dated the effective date of such registration statement (and, if such registration includes an underwritten public offering, an opinion dated the date of the closing under the underwriting agreement), and (ii) a "cold comfort" letter dated the effective date of such registration statement (and, if such registration includes an underwritten public offering, a letter dated the date of the closing under the underwriting agreement) signed by the independent public accountants who have issued a report on the Company's financial statements included in such registration statement, in each case covering substantially the same matters with respect to such registration statement (and the prospectus included in the registration statement) and, in the case of such accountants' letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuer's counsel and in accountants' letters delivered to underwriters in underwritten public offerings of securities;

         (g) as soon as practicable after the effective date of the registration statement, and in any event within 15 months thereafter, make generally available to its security holders an earnings statement (within the meaning of Rule 158 under the Securities Act)(which need not be audited) complying with
Section 11(a) of the Securities Act and covering a period of at least 12 consecutive months beginning after the effective date of the registration statement; and

         (h) shall enter into an underwriting agreement with the managing underwriters selected for such underwriting by Holders holding a Majority of the Warrant Shares requested to be included in such underwriting. Such agreement shall be satisfactory in form and substance to the Company, each Holder and such managing underwriters, and shall contain such representations, warranties and covenants by the Company and such other terms as are customarily contained in agreements of that type used by the managing underwriter. The Holders shall be parties to any underwriting agreement relating to an underwritten sale of their Warrant Shares and may, at their option, require that any or all the representations, warranties and covenants of the Company to or for the benefit of such underwriters shall also be made to and for the benefit of such Holders. Such Holders shall not be required to make any representations or warranties to or agreements with the Company or the underwriters except as they may relate to such Holders and their intended methods of distribution.

         9.5 INDEMNIFICATION WITH RESPECT TO REGISTRATION. The Holder(s) of the Warrant Shares to be sold pursuant to a registration statement, and their successors and assigns, will severally, and not jointly, indemnify the Company, its officers and directors and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act, against all loss, claim, damage or expense or liability (including all expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) to which they may become subject under the Securities Act, the Exchange Act or otherwise, arising from information furnished by or on behalf of such Holders, or their successors or assigns, for specific inclusion in such registration statement.

         10. OBLIGATIONS OF HOLDERS. It shall be a condition precedent to the obligations of the Company to take any action pursuant to Section 9 that the Holders of the Warrant Shares to be sold pursuant to a registration statement will:

         (a) furnish to the Company such information regarding themselves, the Warrant Shares held by them, the intended method of sale or other disposition of such securities, the identity of and compensation to be paid to any underwriters proposed to be employed in connection with such sale or other disposition, and such other information as may be necessary to effect the registration of their Warrant Shares; and

         (b) notify the Company, at any time when a prospectus relating to the Warrant Shares covered by a registration statement is required to be delivered under the Securities Act, of the happening of any event with respect to such selling Holder as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

         11. ADJUSTMENTS TO COMMON STOCK EXERCISE PRICE AND NUMBER OF SECURITIES. The Common Stock Exercise Price in effect at any time and the number and kind of securities purchased upon the exercise of the Warrants will be subject to adjustment from time to time only upon the happening of the following events:

         11.1     ADJUSTMENT FOR CHANGES IN COMMON STOCK.

         (a)      (i) If at any time or from time to time the Company:

                           (A) pays a dividend  or makes a  distribution  on its
                  Common Stock payable in shares of its Common Stock or other capital stock or equity interests of the Company;

                           (B) subdivides any of its outstanding shares of Common Stock into a larger number of shares of Common Stock;

                           (C) combines any of its outstanding  shares of Common
                  Stock into a smaller number of shares of Common Stock; or

                           (D) increases or decreases the number of shares of Common Stock outstanding by reclassification of its Common Stock,

         then

                  (ii) the number of shares of Common Stock issuable upon exercise of each Warrant immediately after the happening of such event will be adjusted to a number determined by:

                           (A)  multiplying the number of shares of Common Stock
                  that such Holder would have owned or have been entitled to receive upon exercise had such Warrants been exercised immediately prior to the happening of the events described in paragraphs (i)(A)-(i)(D) above (or, in the case of a dividend or distribution of Common Stock or other shares of the Company's capital stock, immediately prior to the record date therefor); by

                           (B)  a fraction:

                                    (I) the numerator of which will be the total
                           number  of  shares   of  Common   Stock   outstanding
                           immediately after the happening of the events described in paragraphs (i)(A)-(i)(D) above; and

                                    (II) the  denominator  of which  will be the
                           total number of shares of Common Stock outstanding immediately prior to the happening of the events described in paragraphs (i)(A)-(i)(D) above.

         (b) The Common Stock Exercise Price for each Warrant will be adjusted to a number determined by dividing the Common Stock Exercise Price immediately prior to such event by the fraction described in Section 11.1(a)(ii)(B).

         (c) An adjustment made pursuant to this Section 11.1 will become effective immediately after the effective date of such event, retroactive to the record date for such event in the case of a dividend or distribution in shares of Common Stock or other shares of the Company's capital stock.

         11.2     ADJUSTMENT FOR CASH DIVIDENDS AND OTHER DISTRIBUTIONS.

         (a) (i) If at any time or from time to time, the Company distributes to all holders of Common Stock:

                           (A)  any  dividend  or  other  distribution  of cash,
                  evidences   of   its  indebtedness,   or   any  other  assets,
                  properties  or  debt securities; or

                           (B) any options, warrants or other rights to subscribe for or purchase any additional shares of Common Stock (other than, in each case, (x) any rights, options, warrants or securities described in Section 11.3 and (y) any cash dividends or other cash distributions from current or retained earnings), then

                  (ii) the number of shares of Common Stock issuable upon the exercise of each Warrant will be increased to a number determined by:

                           (A) multiplying the number of shares of Common Stock issuable upon the exercise of such Warrant immediately prior to the record date for any such dividend or distribution; by

                           (B)      a fraction:

                                    (I)  the  numerator  of  which  will  be the
                           current Market Price per share of Common Stock on the record date for such dividend or distribution; and

                                    (II) the  denominator  of which will be such
                           current Market Price per share of Common Stock on the record date for such dividend or distribution less the sum of :

                                        (X)  the   amount   of  cash,   if  any,
                              distributed per share of Common Stock; and

                                        (Y) the fair  value  (as  determined  in
                              good faith by the Board, whose determination shall be evidenced by a board resolution, a copy of which will be sent to Holders upon request) of the portion, if any, of the distribution applicable to one share of Common Stock, consisting of evidences of indebtedness, shares of stock, securities, other assets or property, warrants, options or subscription or purchase rights;

         (b) The Common Stock Exercise Price will be adjusted to a number determined by dividing the Common Stock Exercise Price immediately prior to such record date by the such fraction described in Section 11.2(a)(ii)(B). Such adjustments will be made whenever any distribution is made and will become effective as of the date of distribution, retroactive to the record date for any such distribution; provided that the Company is not required to make an adjustment pursuant to this Section 11.2 if at the time of such distribution the Company makes the same distribution to Holders of Warrants as it makes to holders of Common Stock pro rata based on the number of shares of Common Stock for which such Warrants are exercisable (whether or not currently exercisable).

         (c) In the event that Holders of a Majority of the Warrants and Warrant Shares disagree with the Company's determination of the fair value of any evidences of indebtedness, shares of stock, securities, other assets or property pursuant to this Section 11.2, then such fair value shall be determined by an Independent Financial Expert selected by the Holders of a Majority of the Warrants and Warrant Shares, and reasonably acceptable to the Company. The Holders and the Company will share equally the costs of the Independent Financial Expert.

         (d) No adjustment will be made pursuant to this Section 11.2 which has the effect of decreasing the number of shares of Common Stock issuable upon exercise of each Warrant or increasing the Common Stock Exercise Price.

         11.3     ADJUSTMENT FOR RIGHTS ISSUED TO ALL HOLDERS OF COMMON STOCK.

         (a) (i) Except for transactions by the Company contemplated by section 17.17(a)(ii), (iii), (iv) and (vi) of the Loan Agreement, if at any time or from time to time the Company issues to all holders of Common Stock:

                           (A) any charge, rights, options or warrants entitling
                  the holders of such rights, options or warrants to subscribe for additional shares of Common Stock at a price per share that is lower at the record date for such issuance than the then current Market Price per share of Common Stock; or

                           (B) securities  convertible  into or  exchangeable or
                  exercisable for additional shares of Common Stock, entitling such holders to subscribe for or purchase shares of Common Stock at a price per share that is lower at the record date for such issuance than the then current Market Price per share of Common Stock, then

                  (ii) the number of shares of Common Stock issuable upon the exercise of each Warrant shall be increased to a number determined by:

                           (A) multiplying the number of shares of Common Stock theretofore issuable upon exercise of each Warrant; by

                           (B)      a fraction:

                                    (I)  the  numerator  of  which  will  be the
                           number of shares of Common Stock outstanding immediately prior to the issuance of such rights, options, warrants or securities plus the number of additional shares of Common Stock subscribed for or purchased or into or for which such subscribed for or purchased securities are convertible, exchangeable or exercisable; and

                                    (II) the  denominator  of which  will be the
                           number of shares of Common Stock outstanding immediately prior to the issuance of such rights, options, warrants or securities plus the total number of shares of Common Stock which the aggregate consideration received by the Company (assuming the exercise or conversion of all such rights, options, warrants or securities) would purchase at the then current Market Price per share of Common Stock.

         (b) In the event of any increase described in Section 11.3(a), the Common Stock Exercise Price shall be adjusted to a number determined by dividing:

                    (i) the Common Stock Exercise Price immediately prior to such date of issuance; by

                    (ii) the fraction described in Section 11.3(a)(ii)(B).

         Such adjustment will be made immediately after such rights, options or warrants are issued and will become effective, retroactive to the record date for the determination of stockholders entitled to receive such rights, options, warrants or securities.

         (c) No adjustment will be made pursuant to this Section 11.3 which has the effect of decreasing the number of shares of Common Stock purchasable upon exercise of each Warrant or of increasing the Common Stock Exercise Price.

         11.4     ADJUSTMENT FOR OTHER ISSUANCES OF COMMON STOCK OR RIGHTS.

         (a) Except for transactions by the Company contemplated by section 17.17(a)(ii), (iii), (iv) and (vi) of the Loan Agreement and Employee Stock Options and the Excluded Warrants, if at any time or from time to time the Company issues:

                              (A)  shares  of  Common  Stock   (subject  to  the
                    provisions below);

                              (B) rights, options or warrants entitling the Holder thereof to subscribe for shares of Common Stock (provided, however, that no adjustment shall be made upon the exercise of such rights, options or warrants); or

                              (C) securities convertible into or exchangeable or
                    exercisable for Common Stock (provided, however, that no adjustment shall be made upon the conversion, exchange or exercise of such securities (other than issuances specified in (i), (ii) or (iii) which are made as the result of anti-dilution adjustments in such securities)), at a price per share at the record date of such issuance that is less than the then current Market Price per share of Common Stock as of such date, then

                  (ii) the number of shares of Common Stock issuable upon the exercise of each Warrant will be increased to a number determined by:

                              (A) multiplying the number of shares of Common Stock theretofore issuable upon exercise of each Warrant; by

                              (B) a fraction:

                                        (I) the  numerator  of which will be the
                              number of shares of Common Stock outstanding immediately prior to such sale or issuance plus the number of additional shares of Common Stock subscribed for or purchased or into or for which such securities subscribed for or purchased that are issued are convertible, exchangeable or exercisable; and

                                        (II) the  denominator  of which  will be
                              the number of shares of Common Stock outstanding immediately prior to such sale or issuance plus the total number of shares of Common Stock which the aggregate consideration received by the Company (assuming the exercise or conversion of all such rights, options, warrants or securities, if any) would purchase at the then current Market Price per share of Common Stock.

         (b) The Common Stock Exercise Price will be adjusted to a number determined by dividing the Common Stock Exercise Price immediately prior to such date of issuance by the fraction described in Section 11.4(a)(ii)(B). Such adjustments shall be made whenever such rights, options or warrants or convertible securities are issued.

         (c) No adjustment will be made pursuant to this Section 11.4 which has the effect of decreasing the number of shares of Common Stock issuable upon exercise of each warrant or of increasing the Common Stock Exercise Price.

         (d) For purposes of this Section 11.4 only, any issuance of Common Stock, or rights, options or warrants to subscribe for, or other securities convertible into or exercisable or exchangeable for, Common Stock, which issuance (or agreement to issue) is:

                    (i) in exchange for or otherwise in connection with the acquisition of the property (excluding any such exchange exclusively for cash) of any Person; and

                    (ii) at a price per share equal to the current Market Price at the time of signing a definitive agreement shall be deemed to have been made at a price per share equal to the current Market Price per share at the record date with respect to such issuance (the time of closing or consummation of such exchange or acquisition) if such definitive agreement is entered into within 90 days of the date of such agreement in principle.

         11.5 NO ADJUSTMENT. No adjustment in the number of shares of Common Stock issuable upon the exercise of each Warrant shall be required under this Agreement unless such adjustment would result in an increase or decrease of at least one percent (1%) of the Common Stock Exercise Price; provided, that any adjustments which by reason of this Section 11.5 are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations shall be made to the nearest one-hundredth of a cent or to the nearest one-thousandth of a share, as the case may be.

         11.6 NOTICE OF ADJUSTMENT. Whenever the Common Stock Exercise Price or the number of shares of Common Stock and other property, if any, issuable upon exercise of the Warrants is adjusted, as provided in this Agreement, the Company shall deliver to the Holder a certificate setting forth, in reasonable detail, the event requiring the adjustment and the method by which such adjustment was calculated, including a description of the basis on which:

         (a) it determined the fair value of any evidences of indebtedness, other securities or property or warrants, options or other subscription or purchase rights; and

         (b) the current Market Price of the Common Stock was determined, if either of such determinations were required), and specifying the Common Stock Exercise Price and the number of shares of Common Stock issuable upon exercise of Warrants after giving effect to such adjustment.

         11.7 MERGER OR CONSOLIDATION. In case of any consolidation of the Company with, or merger of the Company into, another corporation (other than a consolidation or merger which does not result in any reclassification or change of the outstanding Common Stock), the corporation formed by such consolidation or merger shall execute and deliver to the Holder a supplemental warrant agreement providing that the Holder of each Warrant then outstanding or to be outstanding shall have the right thereafter (until the expiration of such Warrant) to receive, upon exercise of such Warrant, the kind and amount of shares of stock and other securities and property receivable upon such consolidation or merger by a Holder of the number of shares of Common Stock for which such Warrant might have been exercised immediately prior to such consolidation or merger. Such supplemental warrant agreement shall provide for adjustments which shall be identical to the adjustments provided in this Section
11. This subsection shall similarly apply to successive consolidations or mergers.

         12. EXCHANGE AND REPLACEMENT OF WARRANT CERTIFICATES. Each Warrant Certificate is exchangeable, without expense, upon its surrender by the Holder at the principal executive office of the Company for a new Warrant Certificate of like tenor and date representing in the aggregate the right to purchase the same number of Warrant Shares in such denominations as shall be designated by the Holder at the time of such surrender.

         Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of any Warrant Certificate, and, in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it and reimbursement to the Company of all reasonable expenses incidental thereto, and upon surrender and cancellation of the Warrant, if mutilated, the Company will make and deliver a new Warrant Certificate of like tenor, in lieu of such Warrant Certificate.

         13. LIMITATION OF FRACTIONAL INTERESTS. The Company shall not be required to issue fractional Warrant Shares upon exercise of the Warrants or distribute Warrant Certificates that evidence fractional Warrant Shares. In addition, in no event shall the Holder be required to make any payment of a fraction of a cent. In lieu of fractional Warrant Shares, there shall be paid to the holders of Warrant Certificates at the time the Warrants are exercised an amount in cash equal to the same fraction of the current Market Price per Warrant Share on the business day preceding the date the Warrant Certificates evidencing such Warrants are surrendered for exercise. Such payments shall be made by check or by wire transfer to an account designated by such Holder. If any Holder surrenders for exercise more than one Warrant Certificate, the number of Warrant Shares deliverable to such Holder may, at the option of the Company, be computed on the basis of the aggregate amount of all the Warrants exercised by such Holder.

         14. RESERVATION AND LISTING OF SECURITIES. The Company will at all times reserve and keep available shares of Common Stock, free from preemptive rights, out of its authorized but unissued shares of Common Stock, for the purpose of enabling it to satisfy any obligation to issue Warrant Shares upon exercise of Warrants. Every transfer agent ("Transfer Agent") for the Common Stock and other securities of the Company issuable upon the exercise of the Warrants will be irrevocably authorized and directed at all times to reserve such number of authorized shares of Common Stock as shall be necessary for such purpose. The Company will supply every such Transfer Agent with duly executed stock and other certificates, as appropriate, for such purpose. Upon exercise of the Warrants and payment of the Common Stock Exercise Price, all shares of Common Stock upon such exercise will be duly and validly issued, fully paid, non-assessable and not subject to the preemptive rights of any stockholder. Upon exercise of the Warrants, the Company will use its best efforts to cause all shares of Common Stock issued in connection with such exercise to be listed (subject to official notice of issuance) on all securities exchanges on which the Common Stock issued to the public in connection herewith may then be listed and quoted on NASDAQ or the OTC Electronic Bulletin Board.

         15. NOTICES TO WARRANT HOLDERS. Nothing contained in this Agreement shall be construed as conferring upon the Holders the right to vote or to consent or to receive notice as a stockholder in respect of any meetings of stockholders for the election of directors or any other matter, or as having any rights whatsoever as a stockholder of the Company. If, however, at any time prior to the Expiration Date:

         (a) the Company takes a record of the holders of its shares of Common Stock for the purpose of entitling them to receive a dividend or distribution payable otherwise than out of current or retained earnings, as indicated by the accounting treatment of such dividend or distribution on the books of the Company; or

         (b) a dissolution, liquidation or winding up of the Company, a consolidation or merger, or sale of all or substantially all of its property, assets and business as an entirety shall be proposed, the Company will give written notice of such event at least fifteen (15) days prior to the date fixed as a record date or the date of closing the transfer books for the determination of the stockholders entitled to such dividend, distribution, convertible or exchangeable securities or subscription rights, or entitled to vote on such proposed dissolution, liquidation, winding up or sale. Such notice shall specify such record date or the date of closing the transfer books, as the case may be. Failure to give such notice or any defect therein shall not affect the validity of any action taken in connection with the declaration or payment of any such dividend, or any proposed dissolution, liquidation, winding up, consolidation, merger or sale.

         16. NOTICES. All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed to have been duly made and sent when delivered, or mailed by registered or certified mail, return receipt requested:

         (a) if to a Holder, to the address of such Holder as shown on the books of the Company or to such other address as such Holder may designate by notice to the Company; or

         (b) if to the Company, to the address set forth on the signature pages to this Agreement or to such other address as the Company may designate by notice to the Holders.

         17. SUPPLEMENTS; AMENDMENTS; ENTIRE AGREEMENT.

         (a) Any provisions of this Agreement or the Warrants may be amended or waived if, but only if, such amendment or waiver is in writing and signed by the Company and the Holders of a Majority of the Warrants and Warrant Shares.

         (b) This Agreement (including the Loan Agreement to the extent portions of it are referred to in this Agreement) constitutes the entire obligations of the parties to this Agreement and supersedes, any previous expressions of intent or understanding in respect of this transaction.

         18. SUCCESSORS. All of the covenants and provisions of this Agreement shall be binding upon and inure to the benefit of the Company, the Holders and their respective successors and assigns hereunder.

         19. GOVERNING LAW. THIS AGREEMENT AND EACH WARRANT CERTIFICATE ISSUED UNDER THIS AGREEMENT IS GOVERNED BY NEW YORK LAW.

         20. SEVERABILITY. If any provision of this Agreement shall be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision of this Agreement.

         21. CAPTIONS. The caption headings of the Sections of this Agreement are for convenience of reference only and are not intended, nor should they be construed as, a part of this Agreement and shall be given no substantive effect.

         22. BENEFITS OF THIS AGREEMENT. Nothing in this Agreement shall be construed to give to any person or corporation other than the Company and the Holders any legal or equitable right, remedy or claim under this Agreement. This Agreement shall be for the sole and exclusive benefit of the Company and any Holders.

         23. COUNTERPARTS. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts which when taken together shall constitute one agreement.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed, as of the day and year first above written.

Address for Notices:

Chaparral Resources, Inc.
16945 Northcase Drive, Suite 1440
Houston, TX 77060                     CHAPARRAL RESOURCES, INC.

Attn: President                       By:  /s/ James A. Jeffs
Telephone: 281-877-7100                  --------------------------------
Fax: 281-877-0989                        Name:  James A. Jeffs
                                         Title: Co-Chairman


Shell Capital Limited
Shell Centre
London SE1 7NA
England                               SHELL CAPITAL LIMITED

Attn: The Financial Controller        By:  /s/ Mark Turner
Telephone:                               --------------------------------
Fax: 44-207-934-7058                     Name:  Mark Turner
                                         Title: Attorney-in-fact

                                    EXHIBIT A

                           FORM OF WARRANT CERTIFICATE

         THE SECURITIES REPRESENTED BY THIS CERTIFICATE AND THE OTHER SECURITIES ISSUABLE UPON EXERCISE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE OFFERED OR SOLD, EXCEPT PURSUANT TO (i) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 (THE "ACT"), (ii) TO THE EXTENT APPLICABLE, RULE 144 UNDER THE ACT (OR ANY SIMILAR OR SUCCESSOR RULE UNDER SUCH ACT RELATING TO THE DISPOSITION OF SECURITIES), OR (iii) AN OPINION OF COUNSEL, IF SUCH OPINION SHALL BE REASONABLY SATISFACTORY TO COUNSEL FOR THE ISSUER, THAT AN EXEMPTION FROM REGISTRATION UNDER THE ACT IS AVAILABLE.

         THE TRANSFER OR EXCHANGE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS RESTRICTED IN ACCORDANCE WITH THE WARRANT AGREEMENT (THE "WARRANT AGREEMENT") BETWEEN CHAPARRAL RESOURCES, INC. AND SHELL CAPITAL LIMITED DATED AS OF FEBRUARY 8, 2000, AS THE SAME MAY BE AMENDED, MODIFIED OR SUPPLEMENTED FROM TIME TO TIME.

                                   Warrant No.

                                  Issuable for
                         146,693 Shares of Common Stock

                               WARRANT CERTIFICATE

         This Warrant Certificate certifies that Shell Capital Limited, or registered assigns, is the Holder of Warrants and shall have the right, which may be exercised at any time between the Commencement Date and the Expiration Date, to purchase up to 146,693 shares of Common Stock, par value $.0001 per share, of the Company (the "Common Stock"). The price at which the Warrant shall be exercisable shall be $15.45 per share (the "Common Stock Exercise Price").

         A Warrant may be exercised upon surrender of this Warrant Certificate and payment of the Common Stock Exercise Price at an office or agency of the Company, but subject to the conditions set forth herein and in the Warrant Agreement. Payment of the Common Stock Exercise Price shall be made by wire transfer to an account designated by the Company or by certified or official bank check payable to the order of the Company in United States Dollars.

         No Warrant may be exercised after 5:00 p.m., Houston time, on the Expiration Date, at which time all Warrants evidenced by this Certificate, unless exercised prior to that time, shall be void.

         The Warrant evidenced by this Warrant Certificate is part of a duly authorized issue of Warrants issued pursuant to the Warrant Agreement, which Warrant Agreement is incorporated by reference in and made a part of this Warrant Certificate and is referred to for a description of the rights, limitation of rights, obligations, duties and immunities of the Company and the holders of the Warrant.

         The Warrant Agreement provides that upon the occurrence of certain events the Common Stock Exercise Price and the type and number of the Company's securities issuable upon the occurrence of such events may, subject to certain conditions, be adjusted. In such event, the Company will, at the request of the Holder, issue a new Warrant Certificate evidencing the adjustment in the Common Stock Exercise Price and the number and type of securities issuable upon the exercise of the Warrant; provided that the failure of the Company to issue such new Warrant Certificates shall not in any way change, alter or otherwise impair, the rights of the Holder as set forth in the Warrant Agreement.

         Upon due presentment for registration of transfer of this Warrant Certificate at an office or agency of the Company, a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of the Warrant evidenced by this Warrant Certificate shall be issued to the transferees in exchange for this Warrant Certificate, subject to the limitations provided in this Warrant Certificate and in the Warrant Agreement, without any charge except for any tax or other governmental charge imposed in connection with such transfer.

         Upon the exercise of less than all of the Warrant evidenced by this Warrant Certificate, the Company shall forthwith issue to the Holder a new Warrant Certificate representing such unexercised Warrant.

         The  Company  may  deem  and  treat  the   Holder(s)  of  this  Warrant
Certificate as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing made by anyone on this Warrant Certificate), for the purpose of any exercise of the Warrant, and of any distribution to the Holder(s) of this Warrant Certificate, and for all other purposes, and the Company shall not be affected by any notice to the contrary.

         All terms used in this Warrant Certificate which are defined in the Warrant Agreement shall have the meanings assigned to them in the Warrant Agreement.

         This Warrant Certificate does not entitle any Holder to any of the rights of a shareholder of the Company.

         IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed under its corporate seal.

Dated as of February 8, 2000.

                                            CHAPARRAL RESOURCES, INC.

                                            By:
                                               -----------------------------
                                               Name:
                                               Title:

                                  PURCHASE FORM

         The undersigned irrevocably elects to exercise the right, represented by this Warrant Certificate, to purchase _____ shares of Common Stock, and makes payment for such securities by wire transfer to an account designated by the Chaparral Resources, Inc. in the amount of $_________ , all in accordance with the terms of Section 5 of the Warrant Agreement between the Company and Shell Capital Limited dated as of February 8, 2000. The undersigned requests that a certificate for such securities be registered in the name of ____________, whose address is and that such certificate to be delivered to ___________ whose address is _________________, and if said number of shares shall not be all the shares purchasable under this Warrant Certificate, that a new Warrant Certificate for the balance of the shares purchasable under the within Warrant Certificate be registered in the name of the undersigned warrant Holder or his assignee as below indicated and delivered to the address stated below.

Dated:     ___________________

Signature: ___________________

                                 ASSIGNMENT FORM

                      (TO BE EXECUTED BY THE HOLDER IF SUCH
              HOLDER DESIRES TO TRANSFER THIS WARRANT CERTIFICATE.)

FOR VALUE RECEIVED ________________ hereby sells, assigns and transfers unto

Name     _____________________________

Address  _____________________________

this Warrant Certificate, together with all right, title and interest in the Warrant and does hereby irrevocably constitute and appoint ________________, attorney, to transfer the within Warrant Certificate on the book of the within-named Company, with full power of substitution.

Dated:     ___________________

Signature: ___________________

                                                                       EXHIBIT B








The Loan Agreement is incorporated herein by reference to Form 8-K (Current Report for the period ending October 25, 1999) filed by the Issuer with the Securities and Exchange Commission on November 17, 1999.

                                                                       EXHIBIT C





                             Supplemental Agreement

THIS SUPPLEMENTAL AGREEMENT (the "Agreement") is made this 10th of February 2000 between:

1. SHELL CAPITAL LIMITED ("SCL");

2. SHELL CAPITAL SERVICES LIMITED ("SCSL");

3. Chaparral Resources, Inc.;

4. Central Asian Petroleum (Guernsey) Limited;

5. CLOSED TYPE JSC KARAKUDUKMUNAY; and

6. CENTRAL ASIAN PETROLEUM, INC. (together, the "Parties").

RECITALS:

         (A) Chaparral Resources, Inc., as Borrower, Closed Type JSC Karakudukmunay, Central Asian Petroleum (Guernsey) Limited and Central Asian Petroleum, Inc. as the Co-Obligors, Shell Capital Limited, as Facility Agent and Modeller, Shell Capital Services Limited, as Arranger and the Lenders (as such term is defined in the Loan Agreement) entered into a loan agreement on 1 November 1999 (the "Loan Agreement").

         (B) The Parties have agreed to supplement the Loan Agreement pursuant to the terms of this Agreement.

NOW THEREFORE, the Parties agree as follows:

1. Interpretation

(a) Terms defined in the Loan Agreement shall, unless the context otherwise requires, have the same meaning in this Agreement.

(b) Clauses 1.2 (Interpretation), 1.3 (Certain References), 21.6 (Execution), 28 (Remedies, Waivers, Partial Invalidity), 31.2 (Jurisdiction), 31.3 (Process Agent), 31.4 (Waiver of Immunity), 31.5 (Consent to Enforcement) and 31.6 (Arbitration) of the Loan Agreement shall apply to this Agreement as though they were set out in full in this Agreement and all references to "this Agreement" in such clauses were references to this Agreement.

2. Appointment of the Successor Facility Agent

(a) Each of SCSL and SCL agrees that, with effect from 7 February 2000, SCSL is substituted for SCL as the Facility Agent under the Loan Agreement and all the right, title and interest of SCL in and to the Loan Agreement in its capacity as the Facility Agent are transferred absolutely to SCSL and the obligations and liabilities of SCL under the Loan Agreement in its capacity as the Facility Agent are assumed absolutely by SCSL.

(b) Each of the Obligors, the Arranger, the Modeller and the Lenders acknowledges and approves the appointment of SCSL as the successor Facility Agent and releases and discharges SCL in its capacity as Facility Agent from any and all liabilities and obligations under the Loan Agreement with effect from 7 February 2000.

3. Appointment of the Successor Modeller

(a) Each of SCSL and SCL agrees that with effect from the date of this Agreement SCSL is substituted for SCL as the Modeller under the Loan Agreement and all the right, title and interest of SCL in and to the Loan Agreement in its capacity as the Modeller are transferred absolutely to SCSL and the obligations and liabilities of SCL under the Loan Agreement in its capacity as the Modeller are assumed absolutely by SCSL.

(b) Each of the Obligors, the Facility Agent, the Arranger and the Lenders acknowledges and approves the appointment of SCSL as the successor Modeller and releases and discharges SCL in its capacity as Modeller from any and all liabilities and obligations under the Loan Agreement with effect from the date of this Agreement.

4. Applicable Interest Rates

          Subject to Clause 6(a) below and the terms of the Loan Agreement, for the purposes of clause 6.5(a) (Interest due on or prior to the Project Completion Date) of the Loan Agreement, on each Interest Payment Date falling prior to the Project Completion Date, the Borrower will only be obliged to pay that portion of interest accrued during the relevant Interest Period on the amount outstanding under the Senior Facility which is equal to the rate per annum determined by the Facility Agent to be the sum of LIBOR for such Interest Period and 0.5% (the "Reduced Interest Rate"). The remaining accrued interest on each such Interest Payment Date will be added to the principal amount outstanding under the Subordinated Facility and shall itself bear interest in accordance with clause 6.5(b) (Interest due on or prior to the Project Completion Date) of the Loan Agreement and shall otherwise for all purposes form part of the Subordinated Facility. In the event that interest cannot for any reason be capitalised, in accordance with this Clause 4, the Borrower shall pay such accrued interest when due in accordance with the terms of the Loan Agreement.

5. Broken Funding Costs

         Notwithstanding the terms of clause 7.10 (Broken Funding Costs) of the Loan Agreement, LIBOR applicable on the first day of the relevant Interest Period will be used for the purposes of calculating the additional interest that would have been payable by the Borrower to such Lender on any amount so received or recovered pursuant to paragraph (a) of clause 7.10 (Broken Funding Costs) of the Loan Agreement.

6. Syndication

         The Obligors acknowledge that SCSL, as the Arranger of the Facilities, has reserved the right to syndicate all or any part of its Commitments or, as the case may be, the Loans at any time at its sole discretion. It is agreed by the Borrower and the Co-Obligors that:

         (a) the Facility Agent will be entitled to increase the Reduced Interest Rate by up to 3% at any time by notification of such increase to the Borrower if the Arranger determines, in its sole opinion, that such increase will facilitate the successful syndication of the Facilities provided that the Applicable Margin for the Loans remain unchanged;

         (b) at the request of the Arranger, the Obligors shall make best efforts to procure an amendment to Licence No. 60 For Opening An Offshore Bank Account dated 30 December, 1999 issued by the National Bank of the Republic of Kazakhstan which will permit the conversion by KKM of its Tenge receipts into Dollars and the transfer of all KKM Gross Revenues to the KKM Proceeds Account if the Arranger determines, in its sole opinion, that such amendment will facilitate the successful syndication of the Facilities; and

         (c) at the request of the Arranger, the Obligors shall make best efforts to procure the extension of the duration of the 1999 KTO Contract (as defined in Clause 7(m) of this Agreement) (or any replacement agreement entered into between Closed Joint Stock KazTransOil and KKM) to match the duration of the Facilities if the Arranger determines, in its sole opinion, that such amendment will facilitate the successful syndication of the Facilities.

7. Amendments to Loan Agreement

         The Parties agree that the Loan Agreement is amended as follows:

          (a) Equity Support

          (i) Clause 16.22 (CRI Letter of Credit) of the Loan Agreement is deleted in its entirety and the following new clause 16.22 (Equity Support Transaction) is inserted in its place:

          "Clause 16.22 (Equity Support Transaction)

                    The Borrower shall make best efforts to procure that the Rights Offering is concluded on or prior to 30 June 2000 and that the Principal Stockholders comply with and perform their obligations and liabilities under the Equity Support Agreements. The Borrower shall procure that the proceeds (if any) of any Rights Offering and the payments (if any) made under any of the Equity Support Agreements are paid directly into the CRI Disbursement Account.".

          (ii) Clause 18.17(b) (Finance Documents) of the Loan Agreement is deleted in its entirety and the following new clause 18.17(b) (Finance Documents) is inserted in its place:

                    "(b) The Borrower does not receive into the CRI Disbursement Account equity contributions from its stockholders in an amount at least equal to $4,000,000 during the period between the First Drawdown Date and 30 June 2000.

                    (c) Either of the Principal Stockholders fail to comply with or perform any of its obligations or liabilities under any of the Equity Support Agreements to which it is a party."

          (iii) The definitions of "CRI Letter of Credit" and "Unpaid Equity Contributions" in clause 1.1 (Definitions) of the Loan Agreement are deleted in their entirety.

          (iv) The CRI Letter of Credit is deleted from sub-paragraph (k) of the definition of "Finance Documents" in clause 1.1 (Definitions) of the Loan Agreement. The schedule to the Loan Agreement entitled "The Sixth Schedule - Terms of CRI Letter of Credit" is deleted in its entirety.

          (v) Clause 18.20 (Ownership of Borrower) of the Loan Agreement is deleted in its entirety and the following new clause 18.20 (Change of Control) is inserted in its place:

          "(a) The Borrower consummates or agrees to consummate any transaction or series of related transactions that would result in a Change of Control except with the prior written approval of the Facility Agent (acting on the instructions of the Majority Lenders).

          (b) Either of the Principal Stockholders sells or otherwise transfers any securities of the Borrower on or before 30 June, 2000.

          (c) If at the close of business on 30 June 2000 the holdings of either of the Principal Stockholders are less than 20% of the outstanding shares of the Borrowers voting securities as a result of the completion of the Rights Offering, the provisions of Clause 18.20(b) shall continue to apply to such Principal Stockholders; provided, however, if at any time thereafter such Principal Stockholder's holdings are 20% or more of the outstanding shares of the Borrower's voting securities, the provisions of paragraph (b) of the definition of Change of Control shall apply to such Principal Stockholders."

(b) CRI Subordination Agreement

          (i) The definition of "CRI Subordination Agreement" in clause 1.1 (Definitions) of the Loan Agreement is deleted in its entirety and the following new definition is inserted in its place:

          ""CRI Subordination Agreements" means each subordination agreement entered into between the Borrower, the Facility Agent and a CRI Bridge Noteholder.

          (ii) The definitions of "CRI Bridge Notes" and "CRI Existing Notes" in clause 1.1 (Definitions) of the Loan Agreement are deleted in their entirety and the following new definitions are inserted in their place:

          ""CRI Bridge Notes" means those notes issued or to be issued to the CRI Bridge Note Holders in respect of the provision of subordinated short term bridge financing to the Borrower and provided to the Facility Agent pursuant to Clause 3.1 (Initial Conditions Precedent) on or prior to the delivery of the first Notice of Drawdown.

          "CRI Existing Notes" means those notes issued to the CRI Existing Note Holders in respect of the provision of subordinated financing to the Borrower on or prior to the date of this Agreement and provided to the Facility Agent pursuant to Clause 3.1 (Initial Conditions Precedent) on or prior to the delivery of the first Notice of Drawdown.".

(c) Directors' Appointment Letters

    The following new paragraph (b) is inserted in clause 18.22 (Ownership of KKM) of the Loan Agreement:

         "(b) The person from time to time designated by Shell Capital Services Limited as its representative on the board of directors of each of the Obligors is not appointed to such board as a director or is removed from such board without the prior written consent of Shell Capital Services Limited.".

(d) 1999 KTO Contract

    The following new paragraph (k) is inserted in clause 16.5 (Project Documents) of the Loan Agreement:

    "(k) prior to the expiration of the 1999 KTO Contract (or any replacement agreement), procure the execution of a replacement agreement between Closed Joint Stock KazTransOil and KKM on terms substantially similar to the 1999 KTO Contract and with a duration of at least one year from the date of such replacement agreement. Prior to the execution and delivery of any such replacement agreement, the Obligors shall provide the Facility Agent with the final draft of any such proposed replacement agreement for its approval; if any such proposed replacement agreement is approved by the Facility Agent it will, on its execution, be deemed to be a Project Document for the purposes of this Agreement and the other Finance Documents."

(e) Updated Reserves Report

    The words "by no later than 31 March 2000" where they appear in the last line of clause 16.23 (The Updated Reserves Report) of the Loan Agreement are deleted and are replaced with the words "by no later than 15 April 2000".

(f) Prohibition on Transfers

    The words "The Borrower may not" where they appear at the beginning of clause 27.2 (The Borrower; Prohibition on Transfers etc.) of the Loan Agreement are deleted and are replaced with the words "No Obligor shall".

(g) Transport Risk Insurance Policy

    (i) Clause 16.10(c) (Insurances) of the Loan Agreement is deleted in its entirety and the following new clause 16.10(c) (Insurances) is inserted in its place:

         "(c) The Borrower shall procure that nothing is done by it or any of the other Obligors (or that nothing is failed to be done by it or any of the other Obligors, including making disclosures which should be made prior to the issuance of the Transport Risk Insurance Policy) which would result in the Transport Risk Insurance Policy being rendered void or voidable and shall ensure that the Project will be operated and maintained in accordance with the requirements of the Transport Risk Insurance Policy. No Obligor shall disclose the terms of the Transport Risk Insurance Policy to any person. An Obligor shall notify the Facility Agent as soon as it becomes aware of any claim or potential claim it has or may have for compensation under the Transport Risk Insurance Policy and provide the Facility Agent with any information that it may from time to time receive in respect of such claim or potential claim.".

    (ii) The words "and the Transport Risk Insurance Policy" shall be deleted from the second and third lines of clause 16.12(b) (Project Accounts) of the Loan Agreement.

    (iii) The words "the Transport Risk Insurance Policy," shall be deleted from the fourth and fifth lines of clause 17.16(a) (Disposals by the Borrower, CAP(G) and CAP(D)) of the Loan Agreement.

    (iv) Clause 18.30 (OPIC) of the Loan Agreement is deleted in its entirety and the following new clause 18.30 (Political Risk Insurance Policies) is inserted in its place:

         "(a) An event covered by the Political Risk Policy occurs which gives the Borrower the right to compensation from OPIC pursuant to the terms of the Political Risk Policy assuming due submission of an application for compensation to OPIC.

         (b) An event covered by the Transport Risk Insurance Policy occurs which gives the Facility Agent the right to claim compensation from the insurer pursuant to the terms of the Transport Risk Insurance Policy."

(h) Independent Engineer

    (i) Clause 26.6(a) (Independent Engineer) of the Loan Agreement is deleted in its entirety and replaced with the following:

         "(a) The Finance Parties hereby confirm the appointment of the Independent Engineer, upon the terms and subject to the conditions separately agreed between the Facility Agent and the Independent
         Engineer and set out in a consultancy letter executed by the Independent Engineer and acknowledged by the Borrower and a warranty agreement executed by the Independent Engineer in favour of the Facility Agent (the "Engagement Letter")."

    (ii) The second sentence of clause 26.6(a) (Independent Engineer) of the Loan Agreement is deleted and replaced with the following:

        "The  terms  of  its  appointment  will  be set  out  in the  Engagement
        Letter.".

(i) The text of clause 18.27 (Payment of Salaries) of the Loan Agreement is deleted in its entirety and replaced with the following:

    "KKM fails to pay any salaries due to its employees on the due date for payment unless the Facility Agent is satisfied that such failure is due solely to a technical or administrative delay outside the control of KKM and such amount is paid within three Business Days of the due date for payment.".

(j) Definition of "Project Documents"

    The definition of "Project Documents" in clause 1.1 (Definitions) of the Loan Agreement is deleted in its entirety and the following new definition is inserted in its place:

        ""Project Documents" means:

        (a) the Petroleum Licence and all other Consents;

        (b) the Constitutive Documents and the constitutive documents of each of the other Obligors;

        (c) the Petroleum Agreement;

        (d) the Drilling Contracts;

        (e) the Drilling/Wellbore Exploration Services Contract;

        (f) the Offtake Agreement;

        (g) the STASCO Service Agreement;

        (h) the 1999 KTO Contract;

        (i) the transportation contract dated January 31, 2000 entered into between JSC NOC KazakhOil and KKM;

        (j) the contract of Karakuduk field surface facilities construction TPS start up minimum construction at station 6 between KKM and Keenoil Limited, UK dated 5 August 1999;

        (k) the general contract for geophysical operations between KKM and Geotex JSC dated 21 November 1995;

        (l) the Technical Services Agreements;

        (m) the Service Contract;

        (n) any other document material to the Project (other than a Finance Document) entered into or to be entered into by an Obligor in connection with the Project; and

        (o) any other document which the Borrower and the Facility Agent agree to designate as a Project Document.".

(k) Definition of "Drilling Contract"

    The definition of "Drilling Contract" in clause 1.1 (Definitions) of the Loan Agreement is deleted in its entirety and the following new definition is inserted in its place:

        ""Drilling Contracts" means (i) the Daywork Drilling Contract-Land # 99/KKM/L-1003 dated October 10, 1999 between KKM and Drilling Service Company "Kazakhoil Drilling" Ltd. and (ii) the Daywork Drilling Contract-Land dated December 15, 1999 between Drilling Service Company "Kazakhoil Drilling" Ltd. and Oil and Gas Exploration Company Cracow Ltd. or either of them as the context so requires.".

(l) Definition of "Drilling/Wellbore Exploration Services Contract"

    The definition of "Drilling/Wellbore Exploration Services Contract" in clause 1.1 (Definitions) of the Loan Agreement is deleted in its entirety and the following new definition is inserted in its place:

    ""Drilling/Wellbore Exploration Services Contract" means agreement no.99/006 for the supply of drilling/wellbore exploration services dated 18 November, 1999 between Baker Hughes Services International, Inc. Kazakhstan and KKM."

(m) Additional Definitions

    The following definitions will be inserted in clause 1.1 (Definitions) of the Loan Agreement:

    ""Change of Control" shall mean the occurrence of any of the following events:

    (a) any person or entity, including a "group" as contemplated by Section 13(d)(3) of the Securities Act 1934, as amended, acquires or otherwise gains ownership or control (including, without limitation, power to vote) of 20% or more of outstanding shares of the Borrower's voting securities (based upon voting power); or

    (b) the holdings of either of the Principal Stockholders of the Borrower's voting securities on or after 30 June, 2000 are 20% or less, after giving effect to the conversion of the CRI Bridge Notes in accordance with their terms and the Equity Support Transaction.

    For the avoidance of doubt, none of (i) the acquisition or control of additional shares of the Borrower's voting securities by a Principal Stockholder (other than from the Principal Stockholder), (ii) the exercise of the warrant to purchase certain shares of common stock of the Borrower by Shell Capital Limited pursuant to the CRI Warrant Agreement; (iii) the conversion of Series A Preferred Stock of the Borrower as specified in its constitutional documents as at 1 November 1999 which is issued and outstanding as at 1 November 1999; (iv) up to 15% of the common stock of the Borrower to be issued in connection with incentive stock options or grants to officers, directors, employees or consultants of any Obligor; (v) any sale, transfer or other disposition by a Principal Stockholder to any Affiliate of such Principal Stockholder provided such Affiliate makes no subsequent sale, transfer or disposition of such securities other than to another Affiliate of such Principal Stockholder, (vi) the Equity Support Transaction or (vii) the conversion of the CRI Bridge Notes, shall be deemed or shall cause a Change of Control for purposes of this Agreement.

    "Directors' Appointment Letters" means (i) the letters issued with respect to the appointment of a representative of Shell Capital Services Limited to the board of Directors of each of the Obligors by each of CAP(G), as shareholder of 50% of the KKM Shares, CAP(D), as shareholder of 20% of the CAP(G) shares, the Borrower as shareholder of 80% of the CAP(G) Shares, the Borrower as 100% shareholder of the CAP(D) Shares, and (ii) the undertakings with respect to the appointment of a representative of Shell Capital
    Services Limited to the Board of Directors given in the Equity Support Agreements by Allen & Company Incorporated and Whittier as shareholders of certain of the common stock of the Borrower.

    "Equity Support Transaction" means the Rights Offering or the transactions contemplated by the Equity Support Agreements, as the case may be.

    "Equity Support Agreements" means each of the letters issued by each of the Principal Stockholders to the Facility Agent concerning (i) the agreement of the Principal Stockholders to subscribe for and purchase their full pro rata share of the Rights Offering and (ii) an aggregate cash infusion of $4,000,000 in the Borrower if the Rights Offering is not consummated by 30 June, 2000.

    "KKM Assignment of Insurances" means the agreement entitled "KKM Assignment of Insurances" dated February 7, 2000 and entered into between KKM and the Security Trustee.

    "1999 KTO Contract" means the agreement #018 on acceptance, storage and transportation of oil between Closed Joint Stock KazTransOil and KKM dated 15 December 1999.

    "Principal Stockholders" means Allen & Company Incorporated and Whittier.

    "Reinsurance Assignment" means the agreement entitled "Assignment of Reinsurance" dated February 8, 2000 and entered into between KKM, the Security Trustee, the Original Insurers and the Reinsurers (as such terms are defined therein).

    "Rights Offering" means the issuance by the Borrower to its stockholders of rights to acquire not less than $6 million of the Borrower's common stock.

    "Security Trust Deed" means the agreement entitled "Security Trust Deed" dated February 7, 2000 and entered into between the Obligors, the Security Trustee and the Facility Agent.

    "Whittier" means together, Whittier Ventures, LLC and Whittier Energy Company.".

(n) Definition of "Security Trustee"

    The definition of "Security Trustee" in clause 1.1 (Definitions) of the Loan Agreement is deleted and replaced with the following:

    ""Security Trustee" means The Law Debenture Trust Corporation p.l.c. or such other person as may be nominated by the Facility Agent (acting on the instructions of the Lenders) from time to time.".

(o) Definition of "Security Documents"

    Sub-paragraphs (vi) and (viii) of the definition of "Security Documents" in clause 1.1 (Definitions) of the Loan Agreement are deleted and the following new sub-paragraphs (vi) and (viii) are inserted in their place:

    "(vi) first priority assignment by way of security by the Borrower of its right, title and interest in and to (A) the Hedging Agreement and the Hedging Receipts; (B) the CRI-CAP(G) Loan Agreement and its proceeds; and
    (C) the Service Contract and its proceeds, in favour of the Security Trustee;"; and

    "(viii) first priority assignment by way of security by KKM of its right, title and interest in and to the Offtake Agreement in favour of the Security Trustee;".

8. Miscellaneous

(a) Each of the following agreements is designated as a Security Document pursuant to sub-paragraph (b) of the definition of "Security Documents" in clause 1.1 (Definitions) of the Loan Agreement:

(i) The Reinsurance Assignment; and

(ii) The KKM Assignment of Insurances,

(as each such agreement is defined in Clause 7(m) above).

(b) Each of the following agreements is designated as a Finance Document pursuant to sub-paragraph (m) of the definition of "Finance Documents" in clause
1.1 (Definitions) of the Loan Agreement:

(i) the Security Trust Deed;

(ii) the Equity Support Agreements; and

(iii) the Directors'  Appointment Letters,

(as each such agreement is defined in Clause 7(m) above).

(c) This Agreement shall be deemed to constitute a Finance Document for the purpose of the Loan Agreement and any reference to a Finance Document shall, unless the context clearly requires otherwise, include this Agreement.

(d) This Agreement is supplemental to the Loan Agreement and any reference in the Finance Documents to the Loan Agreement shall be to the Loan Agreement as supplemented by this Agreement.

9. Governing Law

    This Agreement shall be governed by and construed in accordance with the laws of England.

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto on the date stated at the beginning of this Agreement and it is intended to be and is hereby delivered as a deed by Central Asian Petroleum (Guernsey) Limited.

CHAPARRAL RESOURCES, INC.

By:  /s/ James A. Jeffs
   -------------------------------
   Name:  James A. Jeffs
   Title: Co-Chairman

By:
   -------------------------------
   Name:
   Title:

EXECUTED as a DEED and DELIVERED
by CENTRAL ASIAN PETROLEUM
(GUERNSEY) LIMITED acting by

By:  /s/ James A. Jeffs
   -------------------------------
   Name:  James A. Jeffs
   Title: Director

By:
Name:
Title:

CENTRAL ASIAN PETROLEUM, INC.

By:  /s/ James A. Jeffs
   -------------------------------
   Name:  James A. Jeffs
   Title: Chairman

By:
Name:
Title:

CLOSED TYPE JSC KARAKUDUKMUNAY

By:  /s/ Richard Moore
   -------------------------------
   Name:  Richard Moore
   Title: Finance Director

By:  /s/ N. Klinchev
   -------------------------------
   Name:  N. Klinchev
   Title: General Director


SHELL CAPITAL LIMITED

By:  /s/ Mark Turner
   -------------------------------
   Name:  Mark Turner
   Title: Attorney-in-fact

By:
Name:
Title:

SHELL CAPITAL SERVICES LIMITED

By:  /s/ Mark Turner
   -------------------------------
   Name:  Mark Turner
   Title: Attorney-in-fact

By:
Name:
Title:

                                                                       EXHIBIT D





                            Agreement to Joint Filing

                       The Shell Petroleum Company Limited


The undersigned agrees that the Schedule 13D executed by Shell Capital Limited to which this Agreement to Joint Filing is attached as an exhibit is filed on behalf of The Shell Petroleum Company Limited pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  February 15, 2000


                                     THE SHELL PETROLEUM
                                     COMPANY LIMITED

                                     By:  /s/ Jyoti Munsiff
                                        ---------------------------
                                        Name:   Jyoti Eruch Munsiff
                                        Title:  Company Secretary